September 18, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attn:  Mr. Mark Thomas

Re:     Metro One Development, Inc.
Current Report on Form 8-K
        File Number: 333-61538

Dear Mr. Thomas:

I am securities counsel for Metro One Development, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Current Report on Form 8-K, File No. 333-61538, together with certain exhibits thereto (the "Current Report").

The Current Report contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 11, 2008.

Set forth below is the Company's response to the Staff's comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Form 8-K/A

Item 4.01 Changes in Registrant's Certifying Accountant

Comment 1.  Please revise the Form 8-K to address the forward-looking statements that involve risks and uncertainties or remove these disclosures from the filing.

Response 1. The Company has complied with the Staff's comment and has removed the disclosures involving any forward-looking statements from the filing.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


                                                Regards,

                                                /s/  Amy M. Trombly
                                                -------------------
                                                Amy Trombly